

February 1, 2012

Via E-Mail
David M. Daniels, Chief Executive Officer
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

> **Re: National Health Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-51731**

Dear Mr. Daniels:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1. We note your responses to comment 6 of our letter dated August 12, 2011 and comment 2 of our letter dated October 5, 2011. Please confirm that in future filings you will address any material risks related to what appears to be noncompliance with your articles of incorporation, bylaws, and Indiana state laws applicable to holding annual meetings of shareholders and the election of directors. Please provide us draft language in a response letter.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director